UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for May 7, 2013

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.
Enclosures: Sasol Group Executive announces retirement


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE : SOL		NYSE : SSL
Sasol Ordinary ISIN codes: 	ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:  JSE : SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol")


Sasol Group Executive announces retirement


Lean Strauss, Sasol Senior Group Executive for International
Energy, New Business Development and Technology has announced his intention to retire from Sasol, at the end of September 2013.

Lean has been a member of the Group Executive Committee since 2005. He joined Sasol in 1982, as an investment officer of the Sasol Pension Fund. He spent most of his career with Sasol Oil and held the position of General Manager, Manufacturing and Supply as well as General Manager, Marketing. He was appointed General Manager of Sasol Gas in 1997 and Managing Director of Sasol Nitro in 2002.

"Lean has been with Sasol for more than 30 years and has made a remarkable contribution to our company", said Sasol CEO, David Constable. "His exceptional business acumen has played a key role in the development of Sasol, successfully contributing to growing our company and our people".

"My 31 years at Sasol have been my honour and privilege and I am very proud of all we have achieved. My retirement is a lifestyle decision and I am looking forward to spending more time with my family", said Strauss.

"Lean has had a long and illustrious career with Sasol and we are grateful for his dedication. We will be working with him in the coming months to ensure a seamless transition," Constable said.

An announcement regarding the successor to the role will be made in due course.

7 May 2013
Johannesburg
Sponsor: Deutsche Securities (SA) Proprietary Limited











SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: May 7, 2013				By: 	V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary